UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 10, 2022

Supernova Partners Acquisition Company II, Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40140	98-1574543
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4301 50th Street NW Suite 300, PMB 1044 Washington, D.C.	20016
(Address of principal executive offices)	(Zip Code)

(202) 918-7050

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SNII.U	The New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	SNII	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SNII WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Second Amendment to Agreement and Plan of Merger

On January 10, 2022, Supernova Partners Acquisition Company II, Ltd. (“Supernova”), Supernova Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Supernova (“First Merger Sub”), Supernova Romeo Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Supernova (“Second Merger Sub”), and Rigetti Holdings, Inc., a Delaware corporation (“Rigetti”) entered into the Second Amendment to Agreement and Plan of Merger (the “Second Amendment to Agreement and Plan of Merger”). Pursuant to the Second Amendment to Agreement and Plan of Merger, certain provisions in the Agreement and Plan of Merger were amended to reflect that following the business combination, the combined company will list its securities on the Nasdaq Stock Market.

The foregoing description of the Second Amendment to Agreement and Plan of Merger and the transactions contemplated thereunder is not complete and are qualified in its entirety by reference to the agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference

Item 7.01	Regulation FD Disclosure.

Rigetti plans to present the investor presentation attached hereto as Exhibit 99.1 at the 24th Annual Needham Growth Conference on January 10, 2021. The investor presentation is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Supernova under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description

2.1	Second Amendment to Agreement and Plan of Merger, dated as of January 10, 2022, by and among Supernova Partners Acquisition Company II, Ltd, Supernova Merger Sub, Inc., Supernova Romeo Merger Sub, LLC and Rigetti Holdings, Inc.

99.1	Investor Presentation dated January 10, 2022.

104	Cover page Interactive data file (embedded within the inline XBRL document).

Additional Information and Where to Find It

Supernova has filed with the SEC a registration statement on Form S-4 (as amended, the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Supernova’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Supernova’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed Business Combination because the proxy statement/prospectus will contain important information about Supernova, Rigetti and the proposed Business

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Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed Business Combination. Shareholders are also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to Supernova Partners Acquisition Company II, Ltd., 4301 50th Street NW, Suite 300, PMB 1044, Washington, DC 20016.

Participants in the Solicitation

Supernova, Rigetti and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of Supernova’s shareholders with respect to the approval of the proposed Business Combination. Supernova and Rigetti urge investors, shareholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials contain important information about Rigetti, Supernova and the proposed Business Combination. Information regarding Supernova’s directors and officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering. Additional information regarding the participants in the proxy solicitation, including Rigetti’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and the definitive proxy statement/prospectus for the Business Combination when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to Supernova as described above under “Additional Information and Where to Find It.”

Forward-Looking Statements

Certain statements in this report and the exhibits to this report may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to the closing of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration on Form S-4 and proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC.

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Nothing in this report or the exhibits to this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Supernova Partners Acquisition Company II, Ltd.

Date: January 10, 2022	By:	/s/ Michael S. Clifton
	Name:	Michael S. Clifton
	Title:	Chief Financial Officer

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Exhibit 2.1

SECOND AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of January 10, 2022 (the “Second Amendment Date”), is made and entered into by and among SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), SUPERNOVA MERGER SUB, INC., a Delaware corporation and direct, wholly owned subsidiary of Acquiror (“First Merger Sub”), SUPERNOVA ROMEO MERGER SUB, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Acquiror (“Second Merger Sub” and together with First Merger Sub, “Merger Subs”), and Rigetti Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, Acquiror, Merger Subs, and the Company are each a party to that certain Agreement and Plan of Merger, dated as of October 6, 2021 (as amended, the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (i) First Merger Sub will merge with and into the Company, with the Company being the surviving corporation of the First Merger, and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger; and

WHEREAS, in accordance with and as permitted by Section 12.10 of the Merger Agreement, the parties hereto desire to amend the Merger Agreement in the manner set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

AMENDMENT

1. Merger Agreement Amendments. The Merger Agreement is hereby amended as follows:

(a) Definitions

(i)	Nasdaq. Section 1.01 of the Merger Agreement is hereby amended to add the following definition in alphabetical order:

“Nasdaq” means the Nasdaq Stock Market.

(ii)	Second Amendment Date. Section 1.01 of the Merger Agreement is hereby amended to add the following definition in alphabetical order:

“Second Amendment Date” means January 10, 2022.

(b) NYSE Listing. Section 6.13 is hereby deleted in its entirety and replaced with the following:

NYSE Listing. The issued and outstanding units of Acquiror, each such unit comprised of one Acquiror Class A Ordinary Share and one-fourth of one Acquiror Warrant (an “Acquiror Unit”), are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SNII.U”. The issued and outstanding Acquiror Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SNII”. The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SNII.WS”. Acquiror is in compliance in all material respects with the rules of the NYSE and Nasdaq and, as of the date hereof and as of the Second Amendment Date, there is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Shares or Acquiror Warrants or terminate the listing of Acquiror Shares or Acquiror Warrants on the NYSE or Nasdaq. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Shares or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement. As of the date hereof, Acquiror has not received any notice from the NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Acquiror Shares or Acquiror Warrants from the NYSE or the SEC, other than notice from the NYSE regarding the late filing of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, except in reference to the Acquiror’s request to seek such de-listing in accordance with Section 8.05.

(c) Acquiror NYSE Listing. References to “NYSE” in the second sentence of Section 8.05 of the Merger Agreement shall be replaced with references to “Nasdaq”. Additionally, the following sentence shall be added as the third sentence of Section 8.05 of the Merger Agreement:

Acquiror shall use respective reasonable best efforts to cause Acquiror Shares and Acquiror Warrants to be delisted from NYSE and to terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act as of the Closing Date or as soon as practicable thereafter.

(d) Acquiror Special Meeting. Section 9.03(b)(i)(B)(8) is hereby deleted in its entirety and replaced with the following:

(8) any other proposals as any of the SEC, NYSE or Nasdaq (or the respective staff members thereof) may indicate are necessary in its comments to the Proxy Statement/Registration Statement or in correspondence related thereto, or any other proposals the Parties agree are necessary or desirable to consummate the Transaction;

(e) Listing Approval. Section 10.01(g) is hereby deleted in its entirety and replaced with the following:

Listing Approval. Acquiror’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the First Effective Time, Acquiror shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and Acquiror shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the First Effective Time, and the Domesticated Acquiror Common Stock and the Domesticated Acquiror Warrants to be issued in connection with the Transactions shall have been approved for listing on Nasdaq.

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2. Interpretation. References to “this Agreement” in the Merger Agreement or words of similar import mean the Merger Agreement as amended by this Amendment.

3. Other Provisions Unaffected. Except as expressly amended by this Amendment, the Merger Agreement shall remain unchanged and in full force and effect in accordance with its terms.

4. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement and/or the Transactions, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws or statute of limitations of another jurisdiction.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD.

By:	/s/ Michael Clifton
Name: Michael Clifton
Title: Director

SUPERNOVA MERGER SUB, INC.

By:	/s/ Michael Clifton
Name: Michael Clifton
Title: Secretary

SUPERNOVA ROMEO MERGER SUB, LLC

By:	/s/ Michael Clifton
Name: Michael Clifton
Title: Secretary

[Signature Page to Merger Agreement Amendment]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

RIGETTI HOLDINGS, INC.

By:	/s/ Rick Danis
Name: Rick Danis
Title: Secretary

[Signature Page to Merger Agreement Amendment]

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Investor Presentation January 2022 1 Exhibit 99.1

This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Rigetti & Co, Inc. (“Rigetti”) and Supernova Partners Acquisition Company II, Ltd. (“Supernova”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Rigetti and Supernova. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Rigetti and Supernova, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return these materials, and any other materials that the recipient may have received in the course of considering an investment in Supernova and Rigetti and (d) will promptly notify Rigetti and Supernova and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Rigetti, Supernova and their affiliates, and other parties that may be referred to in the context of those discussions. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are under negotiation and subject to change. The consummation of the Proposed Business Combination is also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Rigetti and Supernova in their joint and absolute discretion. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Supernova, Rigetti or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Supernova nor Rigetti has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Rigetti or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Rigetti and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward Looking Statements - Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the proposed business combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration on Form S-4 and proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements. Cautionary Notes 2

Use of Projections - This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data - The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Supernova and Rigetti assume no obligation to update the information in this Presentation. Trademarks - This Presentation contains trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics - This Presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBITDA. Rigetti defines EBITDA as net income (loss), adjusted for interest expense, depreciation and amortization, stock-based compensation and income taxes and one-off non-recurring items. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Rigetti believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Rigetti. Rigetti’s management uses forward looking non-GAAP measures to evaluate Rigetti’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Rigetti’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Morgan Stanley & Co. LLC (Morgan Stanley) and Deutsche Bank Securities, Inc. (Deutsche Bank) are acting as placement agents in connection with the business combination. In addition, Morgan Stanley is acting as financial advisor to Supernova and Deutsche Bank is acting as financial advisor to Rigetti. Morgan Stanley, Deutsche Bank, their respective affiliates and any of their respective employees, directors, officers, contractors, advisors, members , successors, representatives or agents make no representation or warranty as to the accuracy or completeness of this presentation, and shall have no liability for any representations (expressed or implied) contained in, or for any omissions from, this presentation or any other written or oral communications transmitted to the recipient in the course of its evaluation of Rigetti. The only information that will have any legal effect and upon which an interested Cautionary Notes (continued) 3 party may rely upon will be that in such representations and warranties as may be contained in a definitive agreement between such party and Rigetti relating to a Transaction, if any. Additional Information and Where to Find It - Supernova has filed a registration statement on Form S-4 (as amended, the “Form S-4”) with the Securities Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti, Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050. Participants in the Solicitation - Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available. No Offer or Solicitation - This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

Chad Rigetti, PhD

Founder and CEO

IBM Yale

- Founded Rigetti Computing in 2013 as the first company focused on developing universal, gate-model quantum computers
- Raised $200M+ in venture funding and recruited world class board and executive team
- Former researcher at IBM quantum computing group (2010-2013)
- Postdoctoral researcher at Yale focused on quantum-limited amplifiers (2009-2010)
- Ph.D. in applied physics from Yale focused on two-qubit gates for superconducting qubits (2002-2009)
- Developed first all-microwave two-qubit gate methods for superconducting qubits, an approach now used broadly in the industry
- 4,520 citations | h-index 31 | i10-index 53 | 38 issued US patents



Taryn Naidu

COO

Demand Media Rightside

- Former CEO, Rightside (Nasdaq: NAME)
- EVP Demand Media, IPO 2011
- Built organizations, raised $800M+ in capital, led acquisitions and multiple successful exits
- Investor in Rigetti for 8 years
- University of Regina, BSc Computer Science

FOUNDED	TOTAL INVESTMENT	PATENTS & APPLICATIONS[1]	EMPLOYEES	TECHNICAL PHDs	TCV TO DATE[2]
2013	**$200M+**	**130+**	**130+**	**40+**	**$40M+**

rigetti

1 Includes patents issued and pending. 2 Total Contract value is the total revenue over the term of the contract

4

Mission: Build the world’s most powerful computers to help solve humanity’s most important and pressing problems. 6

2019 32-qubit system developed and launched on Amazon Web Services 2013 Rigetti & Co, Inc. founded by Chad Rigetti, PhD as the first universal pure-play quantum computing company 2015 Established facility in Berkeley, CA with leading quantum computing modality: superconducting qubits 2017 Rigetti becomes 2nd company in history to build and deploy a universal gate-model quantum computer over the cloud 2021 First scalable quantum chip demonstrated based on Rigetti proprietary modular architecture 2016 Rigetti Fab-1 is commissioned as the first and only dedicated quantum chip fabrication facility 2018 First chemically accurate simulation on a cloud quantum computer 2014 Invented & patented hybrid quantum-classical co-processor architecture to practical quantum computing 2020 Selected to build first commercial quantum computer in the UK Pioneering industry leadership and operational execution 7

Pioneering industry leadership and operational execution

2015
Rigetti 3Q



2017-2018
Rigetti 4Q/8Q



2018-2020
Rigetti 16Q



2019-present
Rigetti 32/40Q



2021
Rigetti 80Q



rigetti

7

1 Quantum computing is a world-changing opportunity. 9

In the next decade one quantum computer could be more powerful than today’s entire global cloud. 10

Climate Simulation Computational Fluid Dynamics Computer Vision Cybersecurity Energy Distribution Hypersonic Simulation Artificial Intelligence In-silico Drug Discovery Investment Risk Mitigation Portfolio Optimization Supply Chain Optimization Potential to unlock solutions to the most pressing and important problems while creating unimagined opportunities

Solves problems by evaluating solutions sequentially. Quantum Bits (Qubits) Both 0 and 1 at the same time Classical Bits (Binary) Either 0 or 1 Solves problems by evaluating solutions simultaneously. Harnessing nature’s operating system unlocks exponential computational power 12

e.g., computing power needed to discover the next penicillin A quantum computer with 286 qubits A classical computer with more transistors (1086) than there are atoms in the observable universe Harnessing nature’s operating system unlocks exponential computational power Source “Will Quantum Computing Transform Biopharma R&D?” Boston Consulting Group, 10 Dec. 2019.

Sample partners on quantum simulation: Enhance human health and longevity Quantum Solution Direct quantum simulations may better predict properties, enabling candidate therapies to reach market faster. Problem Developing treatments for leading causes of death requires understanding the biochemical properties of potential therapies.1 Constraint Exact modeling of molecular and materials properties grows exponentially with each added atom. 1 Langione, Matt, “The Promise of Quantum Computers.” TED.

Sample partners on fusion energy: Clean energy from the same reactions that power the sun Quantum Solution Insights from quantum simulation may produce more realistic physical models of fusion, accelerating the path to clean energy. Problem Reliance on fossil fuels is accelerating climate change. Global energy use is expected to increase by 50% by 2050.1 Constraint Energy production in fusion reactors requires compressing plasma into extreme conditions where quantum effects cause exponentially complex behavior. 1 Kahan, Ari. “EIA Projects Nearly 50% Increase in World Energy Usage by 2050, Led by Growth in Asia.” U.S. Energy Information Administration, (EIA), 24 Sept. 2019.

Increase the speed and accuracy of market insights

Problem
Optimizing investment positions and pricing decisions depends on accurate quantitative models that can swiftly respond to changing market conditions.

Constraint
Realistic models incorporating available data can be too slow and expensive to inform real-time decision making.

Quantum Solution
Quantum enhanced machine learning and Monte Carlo simulation[1,2] may yield quantitative insights in a fraction of the time, allowing faster responses to market changes.

Sample partners on finance applications:

UK Research and Innovation | standard chartered | Top-tier global banks

1 "Goldman Sachs predicts quantum computing 5 years away from use in markets." *Financial Times*, 29 Apr. 2021.
2 Giurgica-Tiron, Tudor, et al. "Low Depth Algorithms for Quantum Amplitude Estimation." *ArXiv:2012.03348 [Quant-Ph]*, Dec. 2020. arXiv.org.



15

rigetti

“Moore’s Law has finished.” - Jensen Huang, 2019 CEO, NVIDIA “Moore’s Law is dead. Moore’s Law is over.” - Mike Muller, 2018 CTO, ARM RISC 2x / 1.5 yrs (52% / yr) CISC 2x / 2.5 yrs (22% / yr) End of Dennard scaling Multicore 2x / 3.5 yrs (23% / yr) Amdahl’s Law 2x / 6 yrs (12% / yr) Processor performance Diminishing returns 2x / 20 yrs (3% / yr) Classical computers have hit fundamental limits 1980 1985 1990 1995 2000 2005 2010 2015 Performance of classical processors since 1980 17 Note CISC = Complex Instruction Set Computer. RISC = Reduced Instruction Set Computer Source Equity Research, Press, “Beyond Moore’s Law with Parallel Processing & Heterogeneous SoCs.” Embedded Computing Design, 1 Mar. 2021.

Scale: >1000 qubits Error Rates: < 0.5% Fully Programmable & Universal (run general quantum algorithms) Clock Speed: >1 MHz Manufacturable Co-processor (can be used alongside traditional computers) Delivered over the cloud Current Cloud HW Market3 Forecasted Quantum Computing Generated Operating Income1,2 Current HPC Market4 Requirements for practical workloads Massive untapped demand when quantum computers meet requirements for practical workloads 18 1 Langione et al., "Where Will Quantum computers Create Value - and When?" Boston Consulting Group, May 2019. 2 Hazan et al., "The Next Tech Revolution: Quantum Computing." McKinsey & Company, March 2020. 3 "Gartner Forecasts Worldwide Public Cloud End-User Spending to Grow 23% in 2021," Press Release, Gartner, Inc. , April 21, 2021. 4 "High-Performance computing (HPC) Market By Component (Solutions, Services), By Deployment (Cloud-based, On-premises), By Application (Healthcare, gaming, Retail, BFSI, Government, Manufacturing, Education, Transportation, Others) and By Region, Forecast to 2028." Emergen Research, April 2021. $850B $40B $100B

2 Rigetti scalable chip technology can unlock the market. 19

Proprietary modular chip architecture eliminates key scaling roadblocks Typical Quantum Chip Proprietary Quantum Chip Single-chip processors Large-scale processors built from identical tiles Entire re-design with each generation Component yield requirements increase exponentially with qubit count Scaling is slow and expensive Modular Manufacturable Scalable

Proprietary technology unlocked by 6+ years of fab-driven innovation



21 patents pending and issued[1]

Pictured: Rigetti modular, multi-chip quantum processor

Superconducting caps

Developed 2015 - 2018

Facilitates scaling and enhances performance[2]



+

Superconducting TSVs

Developed 2016 - 2019

Isolates on-chip components and maximizes performance[3]



+

Interchip Coupling

Developed 2018 - 2021

Interchip coupling enables fast gates and scaling qubit fabric across multiple chips[4]



1 Covering aspects of the modular, multi-chip quantum processor and the modular system architecture described herein. 2 O'Brien, William, et al. "Superconducting Caps for Quantum Integrated Circuits." *ArXiv:1708.02219 [Physics, Physics:Quant-Ph]*, Aug. 2017. *arXiv.org*. 3 Vahidpour, Mehrnoosh, et al. "Superconducting Through-Silicon Vias for Quantum Integrated Circuits." *ArXiv:1708.02226 [Physics, Physics:Quant-Ph]*, Aug. 2017. *arXiv.org*. 4 Gold, Alysson, et al. "Entanglement Across Separate Silicon Dies in a Modular Superconducting Qubit Device." *ArXiv:2102.13293 [Quant-Ph]*, Mar. 2021. *arXiv.org*.

rigetti

20

Modular system architecture designed for rapid scaling to advantage and beyond



Large Scale Fault Tolerance
Advantage Scale Performance
Broad Quantum Advantage
Narrow Quantum Advantage
Multi-chip Processor
2018
2019
2020
2021
2021
2024
In development
2026
In development
Beyond
In development
8Q
16Q
multiplexed readout
32Q
superconducting caps and vias
40Q
80Q
multi-chip, high density I/O, 3D signaling
1,000+Q
error mitigation tunable coupling, increased connectivity, scalable packaging,
4,000+Q
error correction
1,000,000+Q
fault-tolerant

21

Distinctive quantum chip manufacturing drives core value creation Leading research institutions leverage unique Rigetti quantum foundry capabilities Rapid design-fab-test iteration loops and short production cycles create compounding advantages over time 5–15 17–30 22–40 Typical MEMS Typical Semiconductor Processing Lead Time (weeks)

3 Rigetti is positioned to be the industry leader.

Intrinsic and durable technology advantages can give Rigetti a larger market opportunity than competitors

>100x speed advantage enables solutions to a broader set of practical problems[1]

e.g., market trajectory analysis for portfolio optimization

Current deployed systems

Estimated Workload[2] (10³ market correlations)



Workload (days)
80
60
40
20
0
64 Days
12 Hours
rigetti
IONQ

Future systems running error correction[5]

Estimated Workload[6] (large market simulation)



Processing Time (days)
100
75
50
25
0
25 Days
2 Minutes
rigetti
IONQ
Summit HPC[9]

Note Internal company estimates based on empirical data from Rigetti and IonQ, and published processor specifications and data.
1 Combinatorial optimization task (QAOA[3]) for graph bisection problem, for example on market graphs [4], with execution time empirically measured as: *t = (# shots to target solution) x (quantum circuit runtime / shot)*. 2 Evaluated as *(t x # jobs)* for the largest problem instance that fits on IonQ (2048 unique bisections); each job generates a target solution to the market graph. 3 Farhi, Edward, et al. "A Quantum Approximate Optimization Algorithm." *ArXiv:1411.4028 [Quant-Ph]*, Nov. 2014. *arXiv.org*. 4 Boginski, Vladimir, et al. *On Structural Properties of the Market Graph*. 2003. 5 Fault-tolerant quantum computation runs at a clock speed set by the duration of an error- correction cycle, following standard modality assumptions: Rigetti at 1 μs [Kelly, J., et al. "State Preservation by Repetitive Error Detection in a Superconducting Quantum Circuit." *Nature*, vol. 519, no. 7541, Mar. 2015, pp. 66–69. *arXiv.org*, doi:10.1038/nature14270.] and IonQ at 22 ms [8]. 6 Resource estimates are order of 10^8 T-gates, e.g., derivatives pricing applications: Chakrabarti, et al, Quantum 5, 463 (2021). Processing time estimated as: *t = (10^8 cycles) x (cycle time)*. 7 Kelly, J., et al. "State Preservation by Repetitive Error Detection in a Superconducting Quantum Circuit." *Nature*, vol. 519, no. 7541, Mar. 2015, pp. *66–69*. *arXiv.org*, doi:10.1038/nature14270. 8 See Table VI: Bermudez, et al, PRX 7, 041061 (2017). 9 Both platforms expected to significantly outperform supercomputers for relevant tasks.

24

rigetti

Rigetti is poised to win the race to critical inflection points 2022 2024 2026 Narrow Quantum Advantage2 Potential Revenue1 Optimization R&D Quantum Simulation Quantum Machine Learning Narrow Quantum Advantage Solve a practical, operationally relevant problem with improved accuracy, speed or cost Broad Quantum Advantage Solve a practical problem that would be physically impossible to solve on any classical computer Broad Quantum Advantage2 1 Chart is not to scale and inflection points are based on the estimated revenue growth as a result of projected milestones in the Rigetti technology roadmap 2 Timing of narrow quantum advantage and broad quantum advantage are based on the Rigetti technology roadmap. As a result, exact timing of these milestones are subject to a degree of uncertainty.

Partners + customers recognize Rigetti technology leadership Total Contract Value1 (2018-2021) $40M+ Other customers accelerating path to advantage: Rigetti is the lead industry partner of a US Quantum Information Research Center Superconducting Quantum Materials and Systems Center: One of five national DOE QIS Research Centers Five-year, $115M effort 20 partner institutions with 80+ experts from academia, industry, and government 1 Total revenue over the term of the contract

Strategic IP portfolio 130+ patents and applications

Patent portfolio is designed to:[1,2]

- Protect Rigetti full-stack technology across hardware, software and services
- Protect the IP space for Rigetti technology roadmap
- Capture IP space beyond the current roadmap for future development of quantum computing in the 10–15 year time frame

Rigetti IP Portfolio Areas:[2]


20%
17%
13%
50%
Quantum computing systems, software & access
Algorithms & applications for problem solving
Quantum processor hardware
Chip design & fabrication

Key patented technology areas

Quantum computing systems, software & access	From hybrid quantum-classical computing and low-latency cloud platform architectures to gate formation methodologies for improved gate fidelity. *First Priority Date:* ***2014***[3]
Algorithms & applications for problem solving	From quantum instruction language compiler to quantum processor simulator. *First Priority Date:* ***2016***[3]
Quantum processor hardware	From interchip coupling and multi-chip modules to 3-D scaling and high density connectivity. *First Priority Date:* ***2015***[3]
Chip design & fabrication	From combined silicon semiconductors and MEMS process technologies to designs for improving processor fidelity. *First Priority Date:* ***2014***[3]

rigetti

1 Data as of April 1, 2021. 2 Includes patents issued and pending. 3 Earliest priority date per patent category

27

World-class technical talent drives culture of innovation 130+ Employees 40+ PhDs 100+ Technical staff 1K+ Peer reviewed publications PhDs from:

Advisor Management Current Board Member Extraordinary founder-led leadership team and board Management team Current board members / select advisors David Cowan Bessemer, Co-founder of Verisign, Midas List Hall of Fame Alissa Fitzgerald AMFitzgerald & Associates, MIG Hall of Fame Ray O. Johnson Former CTO, Lockheed Martin Cathy McCarthy Founder of Recros Medica, Former President and CEO of SM&A Peter Pace Former 16th Chairman of the Joint Chiefs of Staff Michael Rogers Former 17th Director of NSA and US Navy Admiral Mike Harburn SVP, Hardware Mandy Birch SVP, Partnerships David Rivas SVP, Software Taryn Naidu COO Chad Rigetti Founder, CEO Rick Danis General Counsel Brian Sereda CFO Jackie Kaweck SVP, HR

Rigetti Quantum Cloud Services delivers the capability for practical workloads to the mainstream market

Enterprise	Academia	Startups	Government
standard chartered; Commonwealth Bank; Energy Pharma; Logistics Finance	Northwestern University; The University of Arizona	Phasecraft; Entropica Labs	DARPA; NASA; U.S. Air Force

Cirq | Qiskit | rigetti PyQuil | Jupyter | Mathematical SW

Partner Quantum Services	Partner HPC	Partner Cloud Services	Customer Hybrid Cloud
aws; Azure; Strangeworks	Oak Ridge National Laboratory; Fermilab		

Rigetti hybrid co-processing[1,2]

Rigetti Quantum Computing Systems

Pure Play Advantage

Rigetti plans to grow its partnerships with the existing cloud and HPC providers to deliver Quantum Computing as a Service (QCaaS) to end users.

Production quantum computing system integrated with QCS

rigetti

1 Smith, Robert S., et al. "A Practical Quantum Instruction Set Architecture." *ArXiv:1608.03355 [Quant-Ph]*, Feb. 2017. *arXiv.org*. 2 U.S. Patents 10,127,499, 10,402,743, 10,650,324, 10,956,830 and patents pending

30

4 Financials and transaction overview.

Achieving quantum advantage New production system releases Maturing quantum ecosystem Positioned for explosive revenue growth Note Years represent calendar year end. Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all 1 Timing of narrow quantum advantage and broad quantum advantage are based on the Rigetti technology roadmap. As a result, exact timing of these milestones are subject to a degree of uncertainty. Commentary Revenue growth supported by long-term development contracts and strong partnerships with QCaaS distribution and direct channels. Post quantum advantage milestones, the majority of revenue shifts from development contracts to QCaaS. OpEx increase is primarily driven by R&D of next-generation systems and headcount growth in engineering and go-to-market. Key Growth Drivers: Narrow Quantum Advantage1 Broad Quantum Advantage1 Summary forecasted financial data ($M) Revenue CAGR: 140% (2022-2026) EBITDA Revenue

Rapidly increasing revenue per customer and system

2026 QCaaS Demand Projections

	Description	Number of customers	Revenue per customer
QCaaS Direct Customers	Deep full-stack integration of workloads through QCS	100+	$0.8 - $13M
QCaaS Distribution Customers	Partnered distribution through major public, private, and HPC clouds	5-10	$9 - $146M

Building from our existing customer base, we expect **accelerating growth in revenue per customer and number of customers.**

Customer growth driven by quantum advantage demonstrations across machine learning, optimization, and simulation in numerous industries.

2026 QCaaS Delivery Projections


Anticipated Production Systems
60Q system
250Q system
1,000Q system
4,000Q system

Multiple generations of advantage-performance systems projected to be available through QCS in 2026.

The projected average annual revenue per system scales to $40M+ in 2026.

An estimated **14 production systems** required to meet demand in 2026 (all fit in a standard size basketball court).

rigetti

1 Based on internal company estimates

33

Transaction Summary

Transaction overview

- Highly attractive opportunity to invest at the inflection point
  - Attractive entry multiple relative to public peers and recent transactions
- $1,152M post-money enterprise value based on 1.9x 2026E revenue of $594M
- Existing Rigetti shareholders and management rolling 100% of equity
- Transaction will be funded by an initial $103M PIPE at $10.00 per share, additional $45M PIPE raised at $10.25 per share[1], Supernova II cash in trust of $345M[2]
  - Net cash proceeds to Rigetti's balance sheet to accelerate product development and expand operations

Pro forma valuation ($M, except per share data)

Initial shares outstanding[3]	**155.0**
Price per share	$10.00
Initial equity value	**$1,550**
Additional PIPE investment[1]	$45
Total equity value	**$1,595**
Less: net cash	($434)
Total enterprise value	**$1,152**
	2026E
TEV/Revenue	**1.9x**
TEV/EBITDA	**3.0x**

Sources and uses ($M)

Sources		Uses	
Supernova II cash in trust[2]	345	Pro forma cash	434
Issuance of shares	1,041	Rigetti equity holder stock consideration	1,041
Initial PIPE shareholders	103	Deal expenses	59
Additional PIPE shareholders[1]	45		
Total sources	**$1,534**	**Total uses**	**$1,534**

Pro forma illustrative ownership breakdown



Supernova II
4%
PIPE investors[4]
9%
22%
Public equity holders
Rigetti equity holders
65%

1 Subsequent $45M PIPE investment done at $10.25 per share, with investors receiving 4.4M shares in the pro forma company 2 Assumes no Supernova II stockholder has exercised its redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions 3 As of 9/30/21, initial shares outstanding includes 104.1M seller rollover shares, 34.5M Supernova II public shares, 10.3M shares from PIPE and 6.1M Supernova II founder shares. Excludes shares received from the additional PIPE investment . 4 Includes 10.3M shares received from the initial PIPE investment and 4.4M shares received from the additional PIPE investment

Note 20% of Sponsor promote subject to vesting; vests in full if, at any time during the 5 year period post-closing, the VWAP of pubco shares is greater than or equal to $12.50 for any 20 trading days within a 30 consecutive trading day window; also vests upon the consummation of a liquidation, merger, capital stock exchange, reorganization or other similar transaction where the shares can be exchanged for cash or marketable securities with an aggregate value equal to or greater than $12.50 per share

34

rigetti

Leading Investors Leading Customers and Partners Fully Capitalized Balance Sheet Transaction allows Rigetti to accelerate product development, consolidate its QCaaS market leadership, and scale operations to bring the positive impact of quantum computing to the world. Upon closing of the transaction, Rigetti will trade on the under the symbol RGTI. We believe Rigetti is poised to be the global leader in quantum computing and can have a profound positive impact on human society.

World-changing opportunity Massive untapped revenue opportunity expected to exceed current HPC and cloud hardware markets. Winning technology Superconducting quantum computers have the most qubits, the lowest error rates, and are scaling the fastest. Distinctive approach Proprietary chip architecture accelerates scaling and full-stack strategy shortens path to key business inflection points. Team to win 8+ year track record of pioneering leadership with multiple industry firsts, 100+ patents and applications, combined with a deep and experienced team across business and technology. 9

5 Recent business updates.

World’s first multi-chip quantum processor Aspen-M is the world’s first multi-chip quantum processor, solving a critical scaling challenge to achieve quantum advantage. The Aspen-M processor leverages Rigetti’s proprietary multi-chip technology and is assembled from two 40-qubit chips. Aspen-M is currently available through private beta directly on Rigetti Quantum Cloud Services. In addition, a new Aspen system based on a single-chip 40-qubit processor is now available on Rigetti Quantum Cloud Services, the Strangeworks Ecosystem, and Amazon Braket. Rigetti introduced its next-generation “Aspen-M” 80-qubit quantum computer into private beta in December 2021.

Rigetti partners with Azure Quantum When the Rigetti system becomes available on Azure Quantum, it will be the largest quantum computer available on Azure Quantum. The addition of Microsoft Azure to Rigetti’s partner quantum ecosystem expands the accessibility of Rigetti quantum computers from its current offering through Amazon’s AWS Bracket service and Strangeworks. Rigetti announced in December 2021 that it is bringing Rigetti quantum computers to Azure Quantum

Rigetti awarded DOE contract for quantum simulation “The pursuit of fusion energy is one of the most challenging programs of scientific research and development that has ever been undertaken. Because the fusion mission is so computationally intensive, partnering with Rigetti will bring their quantum computing resources to bear on research designed to help create a path towards a safe, clean, and environmentally sustainable future” - Patricia Falcone, Deputy Director for Science and Technology at Lawrence Livermore National Laboratory. Rigetti will collaborate with Lawrence Livermore National Laboratory and the University of Southern California on a three-year, $3.1 million project

Rigetti partners with PlanQK PlanQK consortium members include D-Fine, Deutsche Bahn, QAR-Lab of Ludwig Maximilian University Munich (LMU), University of Stuttgart and StoneOne AG PlanQK end users will be focused on advancing quantum computing research and identify real-world artificial intelligence use cases. By joining hardware and use case expertise, and a large network of end users across industries, Rigetti and PlanQK plan for this partnership to strengthen the quantum computing ecosystem and accelerate application development. In December 2021, Rigetti announced partnership with PlanQK, a German consortium that joins end users with quantum hardware

Rigetti partners with Deloitte and Strangeworks “As quantum computing continues to advance, organizations should explore the potential of quantum technologies to understand how they can advance their business models in the future” - Scott Buchholz, government and public services chief technology officer, and managing director, Deloitte Consulting LLP “The scalability and speed of Rigetti’s new processors is impressive and opens the door to new possibilities for quantum application developers and researchers” - William Hurley, founder and CEO of Strangeworks In December 2021, Rigetti announced a collaboration with Deloitte and Strangeworks to develop quantum applications on Rigetti systems

Certain Risks Related to Rigetti & Co, Inc. - All references to the “Company,” “Rigetti,” “we,” “us” or “our” in this presentation refer to the business of Rigetti & Co, Inc. The risks presented below are certain of the general risks related to the Company’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, or by third parties (including Supernova Partners Acquisition Co II, Ltd.) with respect to the Company, with the United States Securities and Exchange Commission (“SEC”). These risks speak only as to the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Rigetti is in its early stages and has a limited operating history, which makes it difficult to forecast its future results of operations. Rigetti has a history of operating losses and expects to incur significant expenses and continuing losses for the foreseeable future and there is substantial doubt about Rigetti’s ability to continue as a going concern if it does not receive additional financing captial in a timely manner. Rigetti may not be able to scale its business quickly enough to meet customer and market demand, which could result in lower profitability or cause it to fail to execute on its business strategies. Even if the market in which Rigetti competes achieves the forecasted growth, its business could fail to grow at similar rates, if at all. Rigetti may not manage its growth effectively. Rigetti’s operating and financial results forecast relies in large part upon assumptions and analyses developed by it. Rigetti has limited insight into customer demand, pricing models and price sensitivities which could make it difficult to create reliable business models and accurately forecast growth. If these assumptions or analyses prove to be incorrect, its actual operating results may be materially different from its forecasted results. Rigetti may need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and Rigetti cannot be sure that additional financing will be available. Rigetti’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the business combination or other ownership changes. Rigetti has not produced quantum computers with high qubit counts or at volume and faces signifgant barriers in its attempts to produce quantum computers, including the need to invent and develop new technology. If Rigetti cannot successfully overcome those barriers, its business will be negatively impacted and could fail. Rigetti’s future generations of hardware developed to demonstrate narrow quantum advantage and broad quantum advantage, and the release of a 1,000+ qubit system and 4,000+ qubit system, each of which is an important milestone for Rigetti’s technical roadmap and commercialization, may not occur on Rigetti’s anticipated timeline or at all. The quantum computing industry is competitive on a global scale and Rigetti may not be successful in competing in this industry or establishing and maintaining confidence in its long-term business prospects among current and future partners and customers. Rigetti’s business is currently dependent upon its relationship with its cloud providers. There are no assurances that Rigetti will be able to broadly commercialize quantum computers. Rigetti relies on access to high performance third party classical computing through public clouds, high performance computing centers and on-premises computing infrastructure to deliver performant quantum solutions to customers. Rigetti may not be able to maintain high quality relationships and connectivity with these resources which could make it harder for it to reach customers or deliver solutions in a cost effective manner. Rigetti’s system depends on the use of certain development tools, supplies, equipment and production methods. If it is unable to procure the necessary tools, supplies and equipment to build its quantum systems, or is unable to do so on a timely and cost-effective basis, and in sufficient quantities, Rigetti may incur significant costs or delays which could negatively affect its operations and business. Even if Rigetti is successful in developing quantum computing systems and executing its strategy, competitors in the industry may achieve technological breakthroughs which render its quantum computing systems obsolete or inferior to other products. Rigetti may be unable to reduce the cost of developing its quantum computers, which may prevent it from pricing its quantum systems competitively. The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops slower than Rigetti expects, if it develops in a manner that does not require use of Rigetti’s quantum computing solutions, if it encounters negative publicity or if Rigetti’s solution does not drive commercial engagement, the growth of Rigetti’s business will be harmed. If Rigetti’s computers fail to achieve quantum advantage, its business, financial condition and future prospects may be harmed. Rigetti could suffer disruptions, outages, defects and other performance and quality problems with its quantum computing systems, its production technology partners or with the public cloud, data centers and internet infrastructure on which it relies. Rigetti may face unknown supply chain issues that could delay the development or introduction of its product and negatively impact its business and operating results. If Rigetti cannot successfully execute on its strategy, including in response to changing customer needs and new technologies and other market requirements, or achieve its objectives in a timely manner, its business, financial condition and results of operations could be harmed. Rigetti is highly dependent on its ability to attract and retain senior executive leadership and other key employees, such as quantum physicists, software engineers and other key technical employees, which is critical to its success. If Rigetti fails to retain talented, highly-qualified senior management, engineers and other key employees or attract them when needed, such failure could negatively impact its business. Rigetti’s future growth and success depend on its ability to sell effectively to customers, which could make achieving revenue targets difficult. Rigetti may not be able to accurately estimate the future supply and demand for its quantum computers, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Rigetti fails to accurately predict its manufacturing requirements, Rigetti could incur additional costs or experience delays. Because Rigetti’s success depends, in part, on its ability to expand sales internationally, its business will be susceptible to risks associated with international operations. Risk Factors

Rigetti’s international sales and operations subject it to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect its business, financial condition, revenues, results of operations or cash flows. Rigetti’s quantum computing systems may not be compatible with some or all industry-standard software and hardware in the future, which could harm its business. Rigetti may rely heavily on future collaborative partners and third parties to develop key, relevant algorithms and programming to make its quantum systems commercially viable. System security and data protection breaches, as well as cyber-attacks, including state-sponsored attacks, could disrupt Rigetti’s operations, which may damage its reputation and adversely affect its business. Unfavorable conditions in Rigetti’s industry or the global economy, could limit Rigetti’s ability to grow its business and negatively affect its results of operations. Government actions and regulations, such as tariffs and trade protection measures, may limit Rigetti’s ability to obtain products from its suppliers or sell its products and services to customers. Acquisitions, divestitures, strategic investments and strategic partnerships could disrupt Rigetti’s business and harm its financial condition and operating results. Rigetti has been, and may in the future be, adversely affected by the global COVID-19 pandemic, its various strains or future pandemics. Rigetti’s facilities or operations could be damaged or adversely affected as a result of prolonged power outages, natural disasters and other catastrophic events. State, federal and foreign laws and regulations related to privacy, data use and security could adversely affect Rigetti. Rigetti is subject to U.S. and foreign anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject it to criminal or civil liability and harm its business. Rigetti is subject to governmental export and import controls that could impair its ability to compete in international markets due to licensing requirements and subject it to liability if it is not in compliance with applicable laws. Rigetti’s business is exposed to risks associated with litigation, investigations and regulatory proceedings. Rigetti may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims. Rigetti is subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect its business, results of operation and reputation. Rigetti’s failure to obtain, maintain and protect its intellectual property rights could impair Rigetti’s ability to protect and commercialize its proprietary products and technology and cause Rigetti to lose its competitive advantage. Rigetti may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or limit its ability to use certain key technologies in the future all of which could result in a significant expenditure and otherwise harm its business. Rigetti relies on certain open-source software in its quantum systems. If licensing terms change, Rigetti’s business may be adversely affected. Some of Rigetti’s intellectual property has been or may be conceived or developed through government-funded research and thus may be subject to federal regulations providing for certain rights for the U.S. government or imposing certain obligations on it, such as a license to the U.S. government under such intellectual property, “march-in” rights, certain reporting requirements and a preference for U.S.-based companies, and compliance with such regulations may limit its exclusive rights and its ability to contract with non-U.S. manufacturers. Risk Factors (continued)